Exhibit 99.1

 Kenon’s Subsidiary OPC Energy Ltd. Announces
Commencement of Construction of CPV Group’s Solar Project in Maryland

Singapore, June 18, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced the commencement by OPC’s subsidiary CPV Group LP (“CPV Group”) of construction of a solar power project with a capacity of 170 MW in Maryland, United States, in the PJM market, also called the Backbone project (the “Project”).

An Engineering, Procurement and Construction (“EPC”) contract has been signed with the Project’s contractor.

With the commencement of the Project’s construction, CPV Group’s renewable energy activity is comprised of approximately 230 MW of operational wind projects, approximately 400 MW of solar projects in construction, and approximately 3 GW of projects in development.

The Project is located on a former coal mine and is therefore eligible for tax benefits under the IRA legislation, and when built is expected to be the largest solar project in western Maryland.

The Project’s overall cost is estimated to be $330 million ($277 million net of the estimated development fee payable to CPV Group).  CPV Group intends to enter into an investment agreement with a tax equity partner for approximately 40% of the cost of the Project and to take advantage of tax benefits available for the Project (subject to regulatory arrangements), such that the net investment cost for CPV Group is estimated to be approximately $150 million. In addition, CPV Group is working to obtain a short term revolving financing facility for part of the remainder of the Project cost.

The Project’s commercial operation date, subject to completion of construction, is expected to be in the third quarter of 2025.

CPV Group intends to purchase the solar panels for the Project through its existing framework agreement for the acquisition of solar panels.

The Project has entered into a power purchase agreement (“PPA”) with a global e-commerce company for 90% of the electricity to be produced for a period of 10 years from the Project’s commercial operation date. This will be the second PPA executed with the same global e-commerce company.

The remaining 10% of the Project’s capacity is expected to be used to supply CPV Group’s retail energy customers or sold in the spot market.

CPV Group estimates that the Project will generate EBITDA of approximately $12 million to $13 million for the first full year of activity during the PPA term.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with regard to the Project including the estimated costs, commercial operation date, provision of solar panels, PPA and expected plans for sales of capacity, expected completion date of the Project, the Project’s EPC contract, CPV Group’s intention to enter into an investment agreement with a tax equity partner, financing plans, CPV Group's strategy, forecast average annual EBITDA and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in these forward-looking statements. Such risks include risks relating to the Project, including costs and completion date, performance of EPC contract and PPA, capacity and performance and financial results of the Project, plan to enter into an agreement with a tax equity partner, risks relating to CPV Group's strategy, and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.